Exhibit 99.1

Orbotech Ltd. to Host Investor Day on November 6, 2017

YAVNE, Israel, September 19, 2017 – Orbotech Ltd. (NASDAQ: ORBK), a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products, will host an Investor Day on Monday, November 6, 2017 at the W Hotel in New York City.

The presentation will begin promptly at 9:00 a.m. ET and is expected to conclude at approximately 1:00 p.m. ET. The event will include presentations by Asher Levy, Chief Executive Officer and Ran Bareket, Corporate Vice President and Chief Financial Officer and additional key members of the executive team.

A webcast of the presentation will be broadcast simultaneously through a link on the Investors section of the Orbotech website.  A replay of the webcast, as well as presentation materials, will remain available for 90 days.

About Orbotech Ltd.

Orbotech Ltd. is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. Orbotech provides cutting-edge solutions for use in the manufacture of printed circuit boards (PCBs), flat panel displays (FPDs), and semiconductor devices (SDs), designed to enable the production of innovative, next-generation electronic products and improve the cost effectiveness of existing and future electronics production processes. Orbotech’s core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs and to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’. For more information, visit www.orbotech.com and www.spts.com.

ORBOTECH COMPANY CONTACT:

Rami Rozen
Director of Investor Relations
Tel: +972-8-942-3582
Investor.relations@orbotech.com